19010456

SECU[illegible] ION
Washington, D.C. [illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-37792

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING JANUARY 1, 2018 (MM/DD/YY) AND ENDING DECEMBER 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **HOLLY STREET SECURITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17014 NEW COLLEGE AVENUE, SUITE 200-C
(No. and Street)

WILDWOOD (City) MO (State) 63040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ALAN CLAYTON 636-422-8633
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND (Address and City) FLORIDA (State) 32751 (Zip Code)

SEC Mail Processing
MAR 14 2019
Washington, DC

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

RMS

OATH OR AFFIRMATION

I, ALAN CLAYTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or HOLLY STREET SECURITIES, INC., as of DECEMBER 31, 2018 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC STATE OF MISSOURI NOTARY SEAL

ALEANA EVANS
My Commission Expires
June 11, 2022
St. Louis County
Commission #18598820

Public Notary

Signature

PRESIDENT
Title

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Holly Street Securities, Inc.
Index to the Financial Statements
December 31, 2018

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Holly Street Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Holly Street Securities, Inc. as of December 31, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Holly Street Securities, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility Holly Street Securities, Inc.'s management. Our responsibility is to express an opinion on Holly Street Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Holly Street Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III (see page numbers 9, 10 and 11) have been subjected to audit procedures performed in conjunction with the audit of Holly Street Securities, Inc.'s financial statements. The supplemental information is the responsibility of Holly Street Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as Holly Street Securities, Inc.'s auditor since 2015.

Maitland, Florida

March 12, 2019

Holly Street Securities, Inc.
Statement of Financial Condition
For the Year Ended December 31, 2018

ASSETS	
Cash	$ 25,121
Total Assets	$ 25,121
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 4,223
Total Liabilities	4,223
Stockholders' Equity:	
Additional paid in Capital	11,618
Retained earnings	9,280
Total Stockholders' Equity	20,898
Total Liabilities and Stockholder's Equity	$ 25,121

The accompanying notes are an integral part of these financial statements.

Holly Street Securities, Inc.
Statement of Income
For the Year Ended December 31, 2018

Revenues	
Commission income	$ 58,635
Interest income	3
Total Revenues	58,638
EXPENSES:	
Rent expense	5,794
Office expense	2,414
Telephone	3,325
Legal & professional fees	28,383
Regulatory expenses	3,350
Other expenses	6,092
Total Expenses	49,358
Net Income (loss)	$ 9,280

The accompanying notes are an integral part of these financial statements.

Holly Street Securities, Inc.
Statement of Changes in Stockholder's Equity
December 31, 2018

		Stockholders' Equity
Balance, January 1, 2018	$	11,618
Net income (loss)		9,280
Balance, December 31, 2018	$	20,898

The accompanying notes are an integral part of these financial statements.

Holly Street Securities, Inc.
Statement of Cash Flows
Year Ended December 31, 2018

Cash Flows from Operating Activities:		
Net loss		$ 9,280
Adjustments to reconcile net loss to cash used by operating activities:		
(Increase) decrease in assets:		
Increase in liabilities		
Accounts payable and accrued expenses	$ 312	
Total adjustments		312
Net cash used by operating activities		9,592
Net increase in cash		9,592
Cash, beginning of the year		15,529
Cash, end of the year		$ 25,121

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Holly Street Securities (the "Company") was reincorporated under new ownership under the laws of the State of Missouri on September 13, 2017 (see note 7). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

2. Significant Accounting Policies

Basis of Presentation
The financial statements include only the accounts of the Company. The Company is engaged in a line of business as a securities broker-dealer, which is outlined in the membership agreement. This agreement shows the Company provides Mutual Funds and Variable Annuity products to clients.

Revenue Recognition
Commission from the sale of mutual funds and variable annuities and 12b-1 fees are recognized as revenue at the point in time the associated service is fulfilled and funds are received.

Income Taxes
The Company is a C-Corporation and files its tax returns annually. The Company evaluates all significant tax positions as required by accounting principles generally accepted in the United States of America. If required, the Company will recognize the provisions for income taxes expense in the financial statements. As of December 31, 2018, the Company has not recorded a provision for income taxes, nor does the Company believe that it has taken any positions that would require the recording of any additional tax liability. The Company does not believe that there are any unrealized tax benefits that would either increase or decrease within the next year. It is the Company's policy to recognize interest and penalties in the provision for taxes.

As of December 31, 2018, the Company has approximately $40,471 of net operating profit carry-forward for federal income tax purposes. The resulting net prior period losses are available for future years and expire through 2031. Utilization of these losses may be severely or completely limited. There are no deferred tax assets or liabilities at December 31, 2018.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash & cash equivalents
The Company maintains cash balances at various financial institutions. The Company's accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 each. The Company's accounts at these institutions do not exceed the FDIC coverage limit.

For the purpose of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

3. Net Capital Requirements

Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l which requires the maintenance of minimum net capital and requires that the ratio of aggregate net indebtedness to net capital shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $20,898 which was $15,898 in excess of its required net capital of $5,000. At its percentage of Aggregate Indebtedness to Net Capital .20 to 1.

4. Leases

In February 2016, the FASB issued ASU 2016-02, Leases - (Topic 842). ASU 2016-02 will require the recognition of lease assets and lease liabilities on the balance sheet related to the rights and obligations created by lease agreements, including for those leases classified as operating leases under previous GAAP, along with the disclosure of key information about leasing arrangements. ASU 2016-02 is effective for fiscal years beginning after December 15, 2019. Early application is permitted. The Company has not evaluated the impact this new standard will have on its financial position and results of operations.

The Company's office space is leased by Holly Street Securities from Fortune Bank. Alan Clayton, who is the sole shareholder of the Company, owns the telephone equipment, computer equipment, and office equipment of Holly Street Securities, Inc. Various items of office furniture and equipment are also used by the Company without charge.

The aggregate minimum annual rent commitments are as follows, exclusive of escalation charges:

Year	Amount	
2019	$ 6,215	11 months at $565

5. Commitments & Contingencies

The Company is in litigation filed by plaintiff Joseph Kosinsky (prior owner) in the Supreme Court of the State of New York, New York County, alleging claims against the Company for breach of contract and defamation. The plaintiff commenced the action by a verified petition dated June 1, 2018, and the Company has filed a motion to dismiss the petition. The parties are currently awaiting a decision from the court on the Company's motion to dismiss. At this stage of the case, the firm is not able to predict the outcome of the litigation or comment on the likelihood of an unfavorable outcome for the Company, or opine on whether liability is remote or probable within the meaning of the ABA guidelines.

6. Subsequent Events

No events have occurred through March 12, 2019 which is the date the financial statements were available to be issued, that would require recording or disclosure in the financial statements for the year ended December 31, 2018.

7. Recently Issued Accounting Pronouncements

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer. The adoption of ASC 606 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

Holly Street Securities, Inc.
Computation of Net Capital Under S.E.C. Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2018

Computation of net capital		
Stockholders' equity	$ 20,898	
Total stockholders' equity		$ 20,898
Net capital		20,898
Computation of net capital requirement		
Minimum net capital requirements (6 2/3% of net aggregate indebtedness)	$ 282	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 15,898
Ratio of aggregate indebtedness to net capital	.20 to 1	

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

See independent auditors' report.

Holly Street Securities, Inc.

Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3

As of December 31, 2018

A computation of reserve requirements is not applicable to Holly Street Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

See independent auditors' report.

Holly Street Securities, Inc.

Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3

As of December 31, 2018

Information relating to possession or control requirements is not applicable to Holly Street Securities Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Holly Street Securities, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Holly Street Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Holly Street Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Holly Street Securities, Inc. stated that Holly Street Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Holly Street Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Holly Street Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

March 12, 2019

HOLLY STREET SECURITIES

17014 New College Avenue; #200C

Grover, MO 63040-1128

Assertions Regarding Exemption Provisions

We, as management of Holly Street Securities Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 1 5c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2018.

Holly Street Securities Inc.

By: [signature]

Alan Clayton

3/11/19

(Date)